News Release
RMX:TSX | RBY:NYSE AMEX

March 21, 2012

Rubicon’s Phoenix Gold Project Receives Final Three Permits and is now Fully Permitted for Potential Future Production

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce that the amendments to the Permit to Take Water, the Industrial Sewage Certificate of Approval and the Air Certificate of Approval, pertaining to its 100% owned Phoenix Gold Project located in the heart of the prolific Red Lake Gold district, have been accepted and approved by the Ontario Ministry of Environment.  With these final approvals in hand, and combined with its existing Closure Plan, Rubicon is now fully permitted to develop, construct and operate a potential mining and milling facility for the Phoenix Gold Project in Red Lake, Ontario.

David Adamson, Rubicon’s President and CEO commented, “This is another important milestone for the Phoenix Gold Project and for Rubicon. We have a high-grade gold project in a safe political jurisdiction, we are funded to continue development as outlined in our Preliminary Economic Assessment and now we are fully permitted. Starting with the discovery in 2008, this has all been achieved in four years. This accomplishment is due to the hard work and dedication of our project team, the support of both the local and Aboriginal communities and the timely input and review by the Government of Ontario.”

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE-AMEX (RBY) and the TSX (RMX) Exchanges and traded on average, 1.7 million shares per day in 2011. Rubicon’s shares are included in S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Preliminary Economic Assessment (“PEA”)

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The PEA was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.  Individual contributing authors are H.A. (Bert) Smith, P. Eng.  and J.M. (Mort) Shannon, P. Geo. of AMC, and S. Caron, ing. of Soutex. All are independent Qualified Persons as defined by NI 43-101.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", “potential” and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include:  risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning resource estimates; results of exploration; availability of capital and financing on acceptable terms; inability to obtain required regulatory approvals; unanticipated difficulties or costs in any rehabilitation which may be necessary; market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions. The material assumptions upon which such forward-looking statements are based include, among others: that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Company’s August 8, 2011 technical report (the “Technical Report”) will be realized; that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the Technical Report; assumptions regarding general market conditions, timing and receipt of regulatory approvals; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; and the ability of third-party service providers to deliver services in a timely manner. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ. Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-03   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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